UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42024

Mingteng International Corporation Inc.

No. 10 Fushi Road, Luoshe Town, Huishan District,

Wuxi, Jiangsu Province, China 214000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On June 9, 2026, Mingteng International Corporation Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Offering”): (i) 501,834 Class A ordinary shares of the Company, par value $0.00005 per share (the “Class A Ordinary Shares”) (the “Shares”), at a purchase price of $2.00 per Share; and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 629,170 Class A Ordinary Shares, at a purchase price of $1.99995 per Pre-Funded Warrant (equal to the $2.00 purchase price per Share, less the $0.00005 per share exercise price of the Pre-Funded Warrants).

The Offering was closed on June 10, 2026. The Company received approximately $2.26 million in gross proceeds from the Offering, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

The Pre-Funded Warrants were sold to the Purchasers whose purchase of the Shares in the Offering would otherwise have resulted in the Purchasers, together with their affiliates and certain related parties, beneficially owning more than 4.99% or 9.99% (as applicable to the relevant Purchaser) of the outstanding issued and outstanding Class A Ordinary Shares of the Company following the consummation of the Offering. Each Pre-Funded Warrant represents the right to purchase one Class A Ordinary Share at an exercise price of $0.00005 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above). All of the Pre-Funded Warrants were exercised in full on June 9, 2026, and the Company issued an aggregate of 629,170 Class A Ordinary Shares upon exercise thereof on June 10, 2026.

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions. In connection with the Offering, the shareholders listed on the schedule to the Purchase Agreement (including the Company’s directors and executive officers) entered into lock-up agreements with the Placement Agent, pursuant to which they agreed not to sell or transfer any of the Company’s securities that they hold, subject to certain customary exceptions, during the 60-day period following the closing of the Offering.

The Shares, the Pre-Funded Warrants and the Class A Ordinary Shares underlying the Pre-Funded Warrants were offered by the Company pursuant to a shelf registration statement on Form F-3 (File No. 333-287843) (the “Registration Statement”), previously filed with and declared effective by the Securities and Exchange Commission (the “Commission”) on November 18, 2026, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated June 10, 2026 (the “Prospectus Supplement”).

On June 9, 2026, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with FT Global Capital, Inc. (“FT Global” or the “Placement Agent”), pursuant to which the Company engaged FT Global as the exclusive placement agent in connection with the Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Shares and the Pre-Funded Warrants. Under the Placement Agency Agreement, the Company agreed to pay the Placement Agent a cash placement agent fee equal to 7.0% of the aggregate gross proceeds raised in the Offering, and to reimburse the Placement Agent for certain of its Offering related expenses in an amount not to exceed $110,000.

The foregoing summaries of the the Pre-Funded Warrants, Purchase Agreement and the Placement Agency Agreement do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 4.1, 10.1 and 10.2, respectively, hereto and incorporated by reference herein. Copies of the pricing press release and closing press release related to the Offering are furnished as Exhibit 99.1 and 99.2 hereto and is incorporated by reference herein.

Copies of the opinion of Mourant Ozannes (Cayman) LLP, Cayman Islands counsel to the Company, and the opinion of Ortoli Rosenstadt LLP, U.S. counsel to the Company, relating to the legality of the issuance and sale of the Shares and the Pre-Funded Warrants, respectively, are filed as Exhibits 5.1 and 5.2 hereto, respectively.

This Report is incorporated by reference into the Registration Statement on Form F-3 (File No. 333-287843) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements:

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the closing of the Registered Direct Offering and the anticipated use of proceeds therefrom. All statements other than statements of historical facts included in this Report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2025, filed with the Commission on April 30, 2026, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Exhibit Index

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant
5.1	Opinion of Mourant Ozannes (Cayman) LLP
5.2	Opinion of Ortoli Rosenstadt LLP
10.1	Form of Securities Purchase Agreement, dated June 9, 2026, by and among the Company and the purchasers thereto
10.2	Placement Agent Agreement, dated June 9, 2026
23.1	Consent of Mourant Ozannes (Cayman) LLP (included in Exhibit 5.1)
23.2	Consent of Ortoli Rosenstadt LLP (included in Exhibit 5.2)
99.1	Press Release on Pricing of the Company’s Registered Direct Offering
99.2	Press Release on Closing of the Company’s Registered Direct Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2026	Mingteng International Corporation Inc.

	By:	/s/ Yingkai Xu
	Name:	Yingkai Xu
	Title:	Chief Executive Officer

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